                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 13)

                       UNITED INVESTORS INCOME PROPERTIES
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           LIMITED PARTNERSHIP UNITS
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               MS. MARTHA L. LONG
                             SENIOR VICE PRESIDENT
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                55 BEATTIE PLACE
                        GREENVILLE, SOUTH CAROLINA 29601
                           TELEPHONE: (864) 239-1000

                                   Copies to:
                                GREGORY M. CHAIT
                                  M. TODD WADE
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                     191 PEACHTREE STREET, N.E., SUITE 1600
                             ATLANTA, GEORGIA 30303
                           TELEPHONE: (404) 572-6600
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               DECEMBER 10, 2004
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].


                         (Continued on following pages)


                             (Page 1 of 10 Pages)

CUSIP NO. NOT APPLICABLE              13D                    PAGE 2 OF 10 PAGES


1   NAME OF REPORTING PERSONS: AIMCO PROPERTIES, L.P.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721
------------------------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) [ ]
                                                                                         (b) [X]

------------------------------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    WC
------------------------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
    2(e)                                                                                     [ ]

------------------------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE
------------------------------------------------------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER
   SHARES
BENEFICIALLY        ----------------------------------------------------------------------------
  OWNED BY           8     SHARED VOTING POWER
EACH REPORTING             24,429 UNITS
 PERSON WITH        ----------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                    ----------------------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                           24,429 UNITS
------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    24,429 UNITS
------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    [ ]

------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    40.0%
------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    PN
------------------------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE              13D                    PAGE 3 OF 10 PAGES


1   NAME OF REPORTING PERSONS: AIMCO-GP, INC.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------------------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) [ ]
                                                                                         (b) [X]

------------------------------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    NOT APPLICABLE
------------------------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
    2(e)                                                                                     [ ]

------------------------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE
------------------------------------------------------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER
   SHARES
BENEFICIALLY        ----------------------------------------------------------------------------
  OWNED BY           8     SHARED VOTING POWER
EACH REPORTING             24,429 UNITS
 PERSON WITH        ----------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                    ----------------------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                           24,429 UNITS
------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    24,429 UNITS
------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    [ ]

------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    40.0%
------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
------------------------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE              13D                    PAGE 4 OF 10 PAGES


1   NAME OF REPORTING PERSONS: APARTMENT INVESTMENT AND MANAGEMENT COMPANY

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577
------------------------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) [ ]
                                                                                         (b) [X]

------------------------------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    NOT APPLICABLE
------------------------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
    2(e)                                                                                     [ ]

------------------------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    MARYLAND
------------------------------------------------------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER
   SHARES
BENEFICIALLY        ----------------------------------------------------------------------------
  OWNED BY           8     SHARED VOTING POWER
EACH REPORTING             24,429 UNITS
 PERSON WITH        ----------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                    ----------------------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                           24,429 UNITS
------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    24,429 UNITS
------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    [ ]

------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    40.0%
------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
------------------------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE              13D                    PAGE 5 OF 10 PAGES


1   NAME OF REPORTING PERSONS: AIMCO IPLP, L.P.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------------------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) [ ]
                                                                                         (b) [X]

------------------------------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    NOT APPLICABLE
------------------------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
    2(e)                                                                                     [ ]

------------------------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE
------------------------------------------------------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER
   SHARES
BENEFICIALLY        ----------------------------------------------------------------------------
  OWNED BY           8     SHARED VOTING POWER
EACH REPORTING             88 UNITS
 PERSON WITH        ----------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                    ----------------------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                           88 UNITS
------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    88 UNITS
------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    [ ]

------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    LESS THAN 1%
------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    PN
------------------------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE              13D                    PAGE 6 OF 10 PAGES


1   NAME OF REPORTING PERSONS: AIMCO/IPT, INC.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------------------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) [ ]
                                                                                         (b) [X]

------------------------------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    NOT APPLICABLE
------------------------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
    2(e)                                                                                     [ ]

------------------------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE
------------------------------------------------------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER
   SHARES
BENEFICIALLY        ----------------------------------------------------------------------------
  OWNED BY           8     SHARED VOTING POWER
EACH REPORTING             88 UNITS
 PERSON WITH        ----------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                    ----------------------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                           88 UNITS
------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    88 UNITS
------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    [ ]

------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    LESS THAN 1%
------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
------------------------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE              13D                    PAGE 7 OF 10 PAGES


1   NAME OF REPORTING PERSONS: UNITED INVESTORS REAL ESTATE, INC.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------------------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) [ ]
                                                                                         (b) [X]

------------------------------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    NOT APPLICABLE
------------------------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
    2(e)                                                                                     [ ]

------------------------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE
------------------------------------------------------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER
   SHARES
BENEFICIALLY        ----------------------------------------------------------------------------
  OWNED BY           8     SHARED VOTING POWER
EACH REPORTING             950 UNITS
 PERSON WITH        ----------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                    ----------------------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                           950 UNITS
------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    950 UNITS
------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    [ ]

------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.6%
------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
------------------------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE              13D                    PAGE 8 OF 10 PAGES


Item 1.  Security and Issuer

         The name of the issuer is United Investors Income Properties, a Missouri limited partnership (the "Partnership"), the address of its principal executive offices is 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. The title of the class of equity securities to which this statement relates are the units of limited partnership interest of the Partnership (the "Units").

         This Amendment No. 13 (this "Amendment") amends Items 1, 4 and 7 of the Statement on Schedule 13D filed previously by AIMCO Properties, L.P. or certain of its affiliates.

Item 4.  Purpose of Transaction

         On September 27, 2004, the Partnership entered into a Purchase and Sale Agreement (the "Purchase Agreement") with Bronson Place Associates, LLC, a Delaware limited liability company and an affiliate of the general partner of the Partnership (the "Purchaser"), to sell Bronson Place Apartments, a 70-unit apartment complex located in Mountlake Terrace, Washington (the "Property"), to the Purchaser for a gross purchase price of $3,800,000.00. On September 28, 2004, the Partnership filed a preliminary Consent Solicitation Statement on
Schedule 14A (i) soliciting the consent of the limited partners of the Partnership to an amendment to the agreement of limited partnership of the Partnership to permit sales of property to the Partnership's general partner of the Partnership (the "General Partner") or its affiliates (the "Amendment") and
(ii) granting the limited partners an opportunity to object to the proposed sale of the Property to the Purchaser.

         On December 10, 2004, the Partnership terminated the Purchase Agreement pursuant to its terms. The Partnership will continue to operate all its properties as currently operated. Additionally, the units of limited partnership interest of the Partnership will remain registered under the Securities Exchange Act of 1934, as amended.

         Except as set forth herein, no Reporting Person has any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; a purchase or sale or transfer of a material amount of the Partnership's assets; any changes in composition of the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization, indebtedness or distribution policy; of any other material changes in their structure or business; changes in the Partnership's charter or limited partnership agreement which may impede the acquisition or control of the Partnership by any person; or causing the Partnership's Units to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. AIMCO Properties or its affiliates may loan funds to the Partnership that may be secured by the Partnership's property. If any such loans are made, upon default of such loans, AIMCO Properties or its affiliates could seek to foreclose on the loan and related mortgage or security interest. However, AIMCO Properties expects that, consistent with the fiduciary obligations of the general partner of the Partnership, the general partner will seek and review opportunities, including opportunities identified by AIMCO Properties, to engage in

CUSIP NO. NOT APPLICABLE              13D                    PAGE 9 OF 10 PAGES


transactions which could benefit the Partnership, such as sales or refinancings of assets or a combination of the Partnership with one or more other entities, with the objective of seeking to maximize returns to limited partners. A merger or other consolidation transaction may require a vote of the limited partners of the Partnership in accordance with the Partnership's Limited Partnership Agreement or applicable state laws.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 7.1 Agreement of Joint Filing, dated December 14, 2004.

CUSIP NO. NOT APPLICABLE              13D                   PAGE 10 OF 10 PAGES


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2004


                                        AIMCO PROPERTIES, L.P.

                                            By: AIMCO-GP, INC., its General
                                                Partner


                                        AIMCO-GP, INC.

                                        APARTMENT INVESTMENT AND MANAGEMENT
                                        COMPANY

                                        AIMCO IPLP, L.P.

                                        AIMCO/IPT, INC.

                                        UNITED INVESTORS REAL ESTATE, INC.

                                        By: /s/ Martha L. Long
                                            -----------------------------------
                                            Senior Vice President
                                            of each of the foregoing entities

                                                                    EXHIBIT 7.1


                           AGREEMENT OF JOINT FILING

         The parties listed below agree that the Amendment No. 13 to Schedule 13D to which this agreement is attached as an exhibit, and all further amendments thereto, shall be filed on behalf of each of them. This Agreement is intended to satisfy Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of them shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 14, 2004


                                        AIMCO PROPERTIES, L.P.

                                        By: AIMCO-GP, INC.
                                            -----------------------------------
                                            (General Partner)

                                        AIMCO-GP, INC.

                                        APARTMENT INVESTMENT AND MANAGEMENT
                                        COMPANY

                                        AIMCO IPLP, L.P.

                                        AIMCO/IPT, INC.

                                        UNITED INVESTORS REAL ESTATE, INC.

                                        By: /s/ Martha L. Long
                                            -----------------------------------
                                            Senior Vice President
                                            of each of the foregoing entities